UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Multi Ways Holdings Limited
(Name of Issuer)

Ordinary Shares
(Title of Class of Securities)

G6362F108
(CUSIP Number)

c/o Multi Ways Holdings Limited
3E Gul Circle, Singapore 629633
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 1, 2024
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	G6362F108

1	Name of reporting person
MWE Investments Limited
2	Check the appropriate box if a member of a Group (See Instructions)
(a) ☐ (b) ☐
3	SEC use only

4	Source of funds (See Instructions)
OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)

☐
6	Citizenship or place of organization

British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power
0 Ordinary Shares
	8	Shared Voting Power
20,584,800 Ordinary Shares (1)
	9	Sole Dispositive Power
0 Ordinary Shares
	10	Shared Dispositive Power
20,584,800 Ordinary Shares (1)

11	Aggregate amount beneficially owned by each reporting person
20,584,800 Ordinary Shares (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (See Instructions)
☐
13	Percent of class represented by amount in Row (11)
63.26%
14	Type of Reporting Person (See Instructions)
CO

(1)	MWE Investments Limited, a company formed under the laws of the British Virgin Islands, holds 20,584,800 ordinary shares (the “Ordinary Shares”) of Multi Ways Holdings Limited (the “Issuer”). Mr. Lim Eng Hock owns 97% equity interest in MWE Investments Limited and Ms. Lee Noi Geck, the spouse of Mr. Lim Eng Hock, owns 3% equity interest in MWE Investments Limited. Each of Mr. Lim Eng Hock and Ms. Lee Noi Geck is a director of MWE Investments Limited and may be deemed a beneficial owner of the Ordinary Shares held by MWE Investments Limited.
(2)	Based on 32,540,000 Ordinary Shares outstanding as of August 1, 2024.

SCHEDULE 13D

CUSIP No.	G6362F108

1	Name of reporting person
Lim Eng Hock
2	Check the appropriate box if a member of a Group (See Instructions)
(a) ☐ (b) ☐
3	SEC use only

4	Source of funds (See Instructions)
OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)

☐
6	Citizenship or place of organization

Singapore
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power
1,000,000 Ordinary Shares
	8	Shared Voting Power
20,584,800 Ordinary Shares (1)
	9	Sole Dispositive Power
1,000,000 Ordinary Shares
	10	Shared Dispositive Power
20,584,800 Ordinary Shares (1)
11	Aggregate amount beneficially owned by each reporting person
21,584,800 Ordinary Shares (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (See Instructions)
☐
13	Percent of class represented by amount in Row (11)
66.33%
14	Type of Reporting Person (See Instructions)
IN

(1)	MWE Investments Limited, a company formed under the laws of the British Virgin Islands, holds 20,584,800 ordinary shares (the “Ordinary Shares”) of Multi Ways Holdings Limited (the “Issuer”). Mr. Lim Eng Hock owns 97% equity interest in MWE Investments Limited and Ms. Lee Noi Geck, the spouse of Mr. Lim Eng Hock, owns 3% equity interest in MWE Investments Limited. Each of Mr. Lim Eng Hock and Ms. Lee Noi Geck is a director of MWE Investments Limited and may be deemed a beneficial owner of the Ordinary Shares held by MWE Investments Limited.
(2)	Based on 32,540,000 Ordinary Shares outstanding as of August 1, 2024.

SCHEDULE 13D

CUSIP No.	G6362F108

1	Name of reporting person
Lee Goi Geck
2	Check the appropriate box if a member of a Group (See Instructions)
(a) ☐ (b) ☐
3	SEC use only

4	Source of funds (See Instructions)
OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)

☐
6	Citizenship or place of organization

Singapore
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power
700,000 Ordinary Shares
	8	Shared Voting Power
20,584,800 Ordinary Shares (1)
	9	Sole Dispositive Power
700,000 Ordinary Shares
	10	Shared Dispositive Power
20,584,800 Ordinary Shares (1)
11	Aggregate amount beneficially owned by each reporting person
21,284,800 Ordinary Shares (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (See Instructions)
☐
13	Percent of class represented by amount in Row (11)
65.41%
14	Type of Reporting Person (See Instructions)
IN

(1)	MWE Investments Limited, a company formed under the laws of the British Virgin Islands, holds 20,584,800 Ordinary Shares. Mr. Lim Eng Hock owns 97% equity interest in MWE Investments Limited and Ms. Lee Noi Geck, the spouse of Mr. Lim Eng Hock, owns 3% equity interest in MWE Investments Limited. Each of Mr. Lim Eng Hock and Ms. Lee Noi Geck is a director of MWE Investments Limited and may be deemed a beneficial owner of the Ordinary Shares held by MWE Investments Limited.
(2)	Based on 32,540,000 Ordinary Shares outstanding as of August 1, 2024.

Explanatory Note

This Schedule 13D is filed by the Reporting Persons to amend the Schedule 13G filed by the Reporting Persons on February 14, 2024, relating to the Ordinary Shares.

Item 1.	Security and Issuer

(a)	Title of Class of Securities:

Ordinary Shares

(b)	Name of Issuer:

Multi Ways Holdings Limited

(c)	Address of Issuer’s Principal Executive Offices:

3E Gul Circle, Singapore 629633

Item 2.	Identity and Background

(a)	MWE Investments Limited Lim Eng Hock Lee Noi Geck

(b)	c/o Multi Ways Holdings Limited 3E Gul Circle, Singapore 629633

(c)

MWE Investments Limited: holding company with no operation

Lim Eng Hock: Chief Executive Officer, Executive Director, and Chairman of the Board of the Issuer

Lee Noi Geck: Chief Administration Officer and Executive Director of the Issuer

(d)	MWE Investments Limited: no Lim Eng Hock: no Lee Noi Geck: no

(e)	MWE Investments Limited: no Lim Eng Hock: no Lee Noi Geck: no

(f)	MWE Investments Limited: British Virgin Islands Lim Eng Hock: Singapore Lee Noi Geck: Singapore

1

Item 3.	Source and Amount of Funds or Other Consideration

MWE Investments Limited: reorganization and recapitalization of the Issuer

Lim Eng Hock: Compensation for the continuous service in the Issuer.

Lee Noi Geck: Compensation for the continuous service in the Issuer.

Item 4.	Purpose of Transaction

MWE Investments Limited acquired 20,584,800 Ordinary Shares as a result of the reorganization of the Issuer completed on August 26, 2022 and a recapitalization of the Issuer completed on January 27, 2023.

The Issuer awarded Lim Eng Hock 1,000,000 Ordinary Shares as compensation for the continuous service pursuant to the Issuer’s 2023 Equity Incentive Plan.

The Issuer awarded Lee Noi Geck 700,000 Ordinary Shares as compensation for the continuous service pursuant to the Issuer’s 2023 Equity Incentive Plan.

Item 5.	Interest in Securities of the Issuer

		Name	Number of Ordinary Shares	Percentage

(a)	Amount Beneficially Owned
		MWE Investments Limited(1)	20,584,800	63.26%
		Lim Eng Hock (1)	21,584,800	66.33%
		Lee Noi Geck (1)	21,284,800	65.41%
(b)	Number of shares as to which the person has:
	(i) Sole power to vote or to direct the vote:
		MWE Investments Limited(1)	0
		Lim Eng Hock	1,000,000
		Lee Noi Geck	700,000
	(ii) Shared power to vote or to direct the vote:
		MWE Investments Limited(1)	20,584,800
		Lim Eng Hock(1)	20,584,800
		Lee Noi Geck(1)	20,584,800
	(iii) Sole power to dispose or to direct the disposition of:
		MWE Investments Limited(1)	0
		Lim Eng Hock	1,000,000
		Lee Noi Geck	700,000
	(iv) Shared power to dispose or to direct the disposition of:
		MWE Investments Limited(1)	20,584,800
		Lim Eng Hock(1)	20,584,800
		Lee Noi Geck(1)	20,584,800

(1)	MWE Investments Limited, a company formed under the laws of the British Virgin Islands, holds 20,584,800 Ordinary Shares. Mr. Lim Eng Hock owns 97% equity interest in MWE Investments Limited and Ms. Lee Noi Geck, the spouse of Mr. Lim Eng Hock, owns 3% equity interest in MWE Investments Limited. Each of Mr. Lim Eng Hock and Ms. Lee Noi Geck is a director of MWE Investments Limited and may be deemed a beneficial owner of the Ordinary Shares held by MWE Investments Limited.

(c)

MWE Investments Limited did not effect any transaction during the past sixty days or since the most recent filing of Schedule 13D (§ 240.13d-101), whichever is less.

Lim Eng Hock did not effect any transaction during the past sixty days or since the most recent filing of Schedule 13D (§ 240.13d-101), whichever is less, other than the acquisition of 1,000,000 Ordinary Shares as compensation for his continued service to the Issuer as reported herein.

Lee Noi Geck did not effect any transaction during the past sixty days or since the most recent filing of Schedule 13D (§ 240.13d-101), whichever is less, other than the acquisition of 700,000 Ordinary Shares as compensation for his continued service to the Issuer as reported herein.

(d)	not applicable

(e)	not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

not applicable

Item 7.	Material to be Filed as Exhibits.

not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 7, 2024

MULTI WAYS HOLDINGS LIMITED

/s/ Lim Eng Hock
Lim Eng Hock
Director

LIM ENG HOCK

/s/ Lim Eng Hock
Lim Eng Hock

LEE NOI GECK

/s/ Lee Noi Geck
Lee Noi Geck